PERRY ELLIS INTERNATIONAL, INC.

3000 N.W. 107th Avenue

Miami, Florida 33172

July 23, 2010

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perry Ellis International, Inc.

Form 10-K

Filed April 13, 2010

File No. 000-21764

Ladies and Gentlemen:

This letter is to acknowledge that, in connection with the letter filed on July 23, 2010 by Broad and Cassel on behalf of Perry Ellis International, Inc., a Florida corporation (the “Company”), in response to the comment letter dated June 23, 2010 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this letter, please call Kathleen L. Deutsch, Esq. of Broad and Cassel, counsel to the Company, at (561) 366-5320.

Very truly yours,

PERRY ELLIS INTERNATIONAL, INC.

/s/ George Feldenkreis

George Feldenkreis,
Chief Executive Officer